Exhibit 99.3

51JOB, INC.

(Incorporated in the Cayman Islands as an exempted company with limited liability)

PROXY FORM AND WRITTEN CONSENT

In connection with the Annual General Meeting of the Members (the “Meeting”) of 51job, Inc. (the “Company”) to be held at 9:00 a.m., local time, on December 6, 2012, at the Company’s principal executive offices at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China, I/we, the undersigned member acknowledges receipt of the Notice and Proxy Statement and, being the registered holder of common shares, each of par value US$0.0001, in the capital of the Company (the “Shares”), hereby appoint

(Name)	of
(Address)	(or failing

which, the person chairing the Meeting), to act as my/our proxy for the Meeting and at any adjournment or postponement thereof and to vote all of my/our Shares on my/our behalf as directed below.

Please indicate with an “X” in the spaces provided how you wish the proxy to vote on your behalf. If you leave both boxes blank (or mark both boxes with an “X”), the proxy shall have the right to determine how to cast your votes with respect to the resolutions. The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.

ORDINARY RESOLUTIONS:

	FOR	AGAINST

1. To re-elect Mr. David K. Chao as a director of the Company.	☐	☐

2. To re-elect Mr. James Jianzhang Liang as a director of the Company.	☐	☐

3. To elect Mr. Kazumasa Watanabe as a director of the Company.	☐	☐

4. To re-elect Mr. Rick Yan as a director of the Company.	☐	☐

Print Full Name of Member:

Member’s Signature:

Name and Title of Signatory:

The Member shall be deemed to have appointed for proxy in respect of all of the shares held under his/her/its name on the register of members. If the Member only appoints the proxy for a portion of the shares, please indicate the exact number of shares appointed for proxy here:

Date:

If you do not plan to vote at the Meeting, please fax or email your signed proxy for receipt by December 3, 2012 for your vote to be counted. Additionally, please mail the original copy of your signed proxy form and written consent to the following address:

Attn: Rick Yan
51job, Inc.
Building 3	Tel: +86-21-6160 1888
No. 1387, Zhang Dong Road	Fax: +86-21-6879 6233
Shanghai 201203	Email: proxy@51job.com
People’s Republic of China

The completion and return of this form will not prevent you from attending the Meeting and voting in person should you so wish.